

April 21, 2022

Kevin R. Sayer
President and Chief Executive Officer
DEXCOM, INC.
6340 Sequence Drive
San Diego, California 92121

> **Re: DEXCOM, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed on February 14, 2022**
> **Form 8-K Dated February 10, 2022**
> **Response Dated March 29, 2022**
> **File No. 000-51222**

Dear Mr. Sayer:

We have reviewed your response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K Dated February 10, 2022

Table E. Itemized Reconciliation Between GAAP and Non-GAAP Financial Measures, page 9

1. We appreciate the information provided to us in your response letter and during the conference calls related to comment one in our letter dated March 22, 2022. We believe that your adjustments to exclude the non-cash collaborative research and development fee from non-GAAP operating income, non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP net income per share are inconsistent with Rule 100(b) of Regulation G. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

You may contact Christie Wong at (202) 551-3684 or Kristin Lochhead, Senior Staff Accountant, at (202) 551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences